Exhibit 99.2

CNFINANCE HOLDINGS LIMITED

CNFINANCE HOLDINGS LIMITED

Condensed consolidated balance sheets as of December 31, 2021 and September 30, 2022(unaudited)

	Note	December 31, 2021	September 30, 2022
		RMB	RMB
Assets

Cash, cash equivalents and restricted cash		2,231,437,361	1,373,242,766
Loans principal, interest and financing service fee receivables	4	9,412,717,366	9,544,625,067
Allowance for credit losses		975,850,851	1,017,079,345

Net loans principal, interest and financing service fee receivables		8,436,866,515	8,527,545,722
Loans held-for-sale (include RMB24,696,075 and RMB11,694,198 measured at fair value as of December 31, 2021 and September 30, 2022, respectively)		733,975,352	1,016,173,196
Investment securities	5	1,088,044,211	962,415,052
Property and equipment		3,041,946	2,890,796
Intangible assets and goodwill	6	4,009,372	3,615,006
Deferred tax assets		21,068,094	23,813,730
Deposits		156,954,100	135,245,374
Guaranteed assets		1,289,751,459	1,508,770,981
Right-of-use assets		16,196,806	15,545,649
Other assets		404,826,131	381,901,251

Total assets		14,386,171,347	13,951,159,523

Liabilities and shareholders’ equity

Interest-bearing borrowings	7
Borrowings under agreements to repurchase		45,250,000	5,965,976
Other borrowings		8,041,892,080	7,594,325,089
Accrued employee benefits		24,223,752	23,011,380
Income taxes payable		154,957,182	170,245,184
Deferred tax liabilities		151,828,860	68,524,985
Lease liabilities		15,521,022	14,830,454
Credit risk mitigation position	8	1,348,449,426	1,361,971,614
Other liabilities		785,761,285	831,794,417

Total liabilities		10,567,883,607	10,070,669,099

Ordinary shares		916,743	916,743
Treasury stock		-	(68,089,911)
Additional paid-in capital		1,018,429,249	1,022,759,950
Retained earnings		2,824,335,263	2,931,549,556
Accumulated other comprehensive losses	9	(25,393,515)	(6,645,914)

Total shareholders’ equity		3,818,287,740	3,880,490,424

Total liabilities and shareholders’ equity		14,386,171,347	13,951,159,523

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated statements of comprehensive income for the nine months ended September 30, 2021 and 2022

		Nine months ended September 30,
	Note	2021	2022
		RMB	RMB

Interest and fees income
Interest and financing service fees on loans	10	1,325,657,014	1,180,106,666
Interest on deposits with banks		7,906,514	8,755,924

Total interest and fees income		1,333,563,528	1,188,862,590

Interest and fees expenses
Interest expenses on interest-bearing borrowings		(570,366,896)	(583,589,934)

Total interest and fees expenses		(570,366,896)	(583,589,934)

Net interest and fees income		763,196,632	605,272,656
Interest income charged to sales partners	11	22,259,910	89,501,328
Collaboration cost for sales partners	12	(306,281,841)	(241,162,974)

Net interest and fees income after collaboration cost		479,174,701	453,611,010

Provision for credit losses (net of increase in guaranteed recoverable assets of RMB285,613,359 and RMB544,712,308 for period ended September 30, 2021 and 2022, respectively)		(30,054,230)	(154,240,697)

Net interest and fees income after collaboration cost and provision for credit losses		449,120,471	299,370,313

Realized gains on sales of investments, net		10,053,417	16,933,615
Net gains on sales of loans	13	17,878,084	51,040,366
Other gains, net		11,624,150	29,606,528

Total non-interest incomes		39,555,651	97,580,509

Operating expenses
Employee compensation and benefits		(148,752,761)	(141,421,960)
Share-based compensation expenses	17	(14,074,776)	(4,330,701)
Taxes and surcharges		(25,658,316)	(24,822,600)
Operating lease cost	19	(11,537,679)	(10,764,863)
Other expenses	14	(74,584,462)	(73,029,230)

Total operating expenses		(274,607,994)	(254,369,354)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated statements of comprehensive income for the nine months ended September 30, 2021 and 2022

		Nine months ended September 30,
	Note	2021	2022
		RMB	RMB

Income before income tax expense		214,068,127	142,581,468
Income tax expense	15	(44,212,239)	(35,367,175)

Net income		169,855,888	107,214,293

Earnings per share	16
Basic		0.12	0.08
Diluted		0.11	0.07

Other comprehensive (losses)/income
Net unrealized income on investment securities		-	-
Foreign currency translation adjustment		(1,618,941)	18,747,600

Comprehensive income		168,236,947	125,961,893

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated statements of cash flows for the nine months ended September 30, 2021 and 2022

	Nine months ended September 30,
	2021	2022
	RMB	RMB

Cash flows from operating activities:

Net income	169,855,888	107,214,293

Adjustments to reconcile net income to net cash provided by operating activities:

Provision for credit losses	30,054,231	154,240,697
Depreciation and amortization	3,095,009	1,800,560
Share-based compensation expenses	14,074,776	4,330,701
Net losses/(gains) on disposal of property and equipment	(8)	21,816
Foreign exchange gains	(681,053)	(11,112,960)
Deferred tax benefit	(116,124,224)	(86,048,732)
Gains on sale of loans	(17,878,084)	(51,040,366)
Profit and loss arising from fair value changes	(4,969,838)	497,931

Loans held-for-sale:
Originations and purchases	(141,704,162)	(197,060,281)
Proceeds from sales and paydowns of loans originally classified as held for sale	692,112,844	1,127,746,992

Changes in operating assets and liabilities:
Deposits	(43,591,028)	21,708,726
Credit risk mitigation position	197,441,382	13,522,188
Other operating assets	(90,535,173)	(78,139,569)
Other operating liabilities	(18,741,008)	(43,905,332)

Net cash provided by operating activities	672,409,552	963,776,664

Cash flows from investing activities:

Loans originated, net of principal collected	(2,374,649,478)	(2,274,556,277)
Proceeds from sales of investment securities	6,384,280,000	6,824,586,146
Cash received from disposal of investment in equity securities	10,000,000	-
Proceeds from disposal of property and equipment and intangible assets	756,502	240,650
Proceeds from sales of loans	233,211,700	879,272,084
Purchases of investment securities	(7,412,337,000)	(6,707,890,132)
Purchases of property, equipment and intangible assets	(2,794,341)	(1,517,511)

Net cash used in investing activities	(3,161,532,617)	(1,279,865,040)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated statements of cash flows for the nine months ended September 30, 2021 and 2022

	Nine months ended September 30,
	2021	2022
	RMB	RMB

Cash flows from financing activities:

Proceeds from interest-bearing borrowings	5,188,650,357	1,330,828,813
Repurchase of ordinary shares	-	(68,089,911)
Repayment of interest-bearing borrowings	(2,696,054,251)	(1,816,025,780)

Net cash provided by/(used in) financing activities	2,492,596,106	(553,286,878)

Net increase/(decrease) in cash, cash equivalents and restricted cash	3,473,041	(869,375,254)

Cash, cash equivalents and restricted cash at the beginning of the period	1,960,922,758	2,231,437,361

Effect of exchange rate change on cash, cash equivalents and restricted cash	(253,222)	11,180,659

Cash, cash equivalents and restricted cash at the end of the period	1,964,142,577	1,373,242,766

Supplemental disclosures of cash flow information:
Income taxes paid	93,793,810	89,711,389
Interest expense paid	629,718,004	585,620,291

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated statements of changes in shareholders’ equity for the nine months ended September 30, 2021 and 2022

	Note	Ordinary Shares	Treasury Stock	Additional paid-in capital	Accumulated other comprehensive income/(losses)	Retained earnings	Total equity
		RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2021		916,743	-	999,662,882	(18,456,546)	2,759,127,799	3,741,250,878
Net income		-	-	-	-	169,855,888	169,855,888
Foreign currency translation adjustment		-	-	-	(1,618,941)	-	(1,618,941）
Share-based compensation	17	-	-	14,074,776	-	-	14,074,776

Balance as of September 30, 2021		916,743	-	1,013,737,658	(20,075,487)	2,928,983,687	3,923,562,601

Balance as of January 1, 2022		916,743	-	1,018,429,249	(25,393,515)	2,824,335,263	3,818,287,740
Repurchase of ordinary shares			(68,089,911)	-	-	-	(68,089,911)
Net income		-	-	-	-	107,214,293	107,214,293
Foreign currency translation adjustment		-	-	-	18,747,601	-	18,747,601
Share-based compensation	17	-	-	4,330,701	-	-	4,330,701

Balance as of September 30, 2022		916,743	(68,089,911)	1,022,759,950	(6,645,914)	2,931,549,556	3,880,490,424

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CNFINANCE HOLDINGS LIMITED

Notes to the unaudited condensed consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

1.	BASIC OF PRESENTATION

Basis of preparation

The accompanying unaudited interim condensed consolidated balance sheet as of September 30, 2022, the unaudited interim condensed consolidated statements of comprehensive loss for the nine months ended September 30, 2021 and 2022, the cashflows for the nine months ended September 30, 2021 and 2022, and the related footnote disclosures are unaudited. These unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) for interim financial information using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2021. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the nine months ended September 30, 2022 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2022. The consolidated balance sheet as of December 31, 2021 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2021.

Variable interest entities (“VIEs”)

Structured funds

The Group grants loans to customers through structured funds set up by trust companies. The assets of the structured funds can only be used to settle obligations of consolidated VIEs. The Group is general partner of the funds, promising the expected returns for limited partners, and providing credit enhancement on the loans to customers under the funds. The Group is also the manager of the funds, making decisions in the loan origination process. The Group is the primary beneficiary of the funds as it has the power to direct the activities that most significantly impact the economic performance of the funds and it has obligation to absorb losses of the funds that could potentially be significant to the funds or the right to receive benefits from the funds that could potentially be significant to the funds. The Group consolidates the structured funds as it is the primary beneficiary of the funds as of September 30, 2022.

CNFINANCE HOLDINGS LIMITED

Notes to the unaudited condensed consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Recently issued accounting standards

ASU 2022-02 - Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures

The ASU 2022-02 is to be adopted on a prospective basis and will be effective for the Group on January 1, 2023, although early adoption is permitted. Adoption of the accounting standard is not expected to have an impact on the Group’s operating results or financial position.

ASU 2022-03 -Accounting Standards Update No. 2022-03—Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions

The ASU 2022-03 is to be adopted on a prospective basis and will be effective for the Group on January 1, 2024, although early adoption is permitted. Adoption of the accounting standard is not expected to have an impact on the Group’s operating results or financial position, as the Company excludes such restrictions when valuing equity securities.

(b)	Principles of consolidation

The accompanying unaudited condensed consolidated financial statements include the unaudited condensed financial statements of the Group, its subsidiaries and consolidated VIEs. All intercompany transactions and balances have been eliminated in consolidation. The Group accounts for investments over which it has significant influence but not a controlling financial interest using the equity method of accounting.

(c)	Currency translation for financial statements presentation

The Group uses Renminbi (“RMB”) as its reporting currency. The United States Dollar (“USD”) is the functional currency of the Company incorporated in Cayman and the Group’s subsidiary Sincere Fame incorporated in British Virgin Islands, and the Hong Kong Dollar (“HKD”) is the functional currency of the Group’s subsidiary China Financial Services Group Limited incorporated in Hong Kong and the RMB is the functional currency of the Group’s PRC subsidiaries.

The financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the subsidiaries are translated into RMB using the exchange rate in effect at each balance sheet date. Income and expenses items are generally translated at the average exchange rates prevailing during the period. Foreign currency translation adjustments arising from these are accumulated as a separate component of shareholders’ deficit on the unaudited condensed consolidated financial statements. The resulting exchange differences are recorded in the unaudited condensed consolidated statements of comprehensive income.

(d)	Use of estimates

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include, allowance for loans principal, interest and financing service fee receivables, guarantee assets, the valuation allowance for deferred tax assets, unrecognized tax benefits, the indefinite reinvestment assertion, guarantee liabilities, the fair value of investment securities and the fair value of share-based compensation.

CNFINANCE HOLDINGS LIMITED

Notes to the unaudited condensed consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Revenue recognition

Interest and financing service fees on loans which are amortized over the contractual life of the related loans are recognized in unaudited condensed consolidated statements of comprehensive income in accordance with ASC 310 using the effective interest method.

Service fees under commercial bank partnership is recognized in accordance with ASC 606 when following conditions are met: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The criteria of revenue recognition as they relate to each of the following major revenue generating activities are described below:

(i)	Interest and financing service fees on loans

Interest and financing service fees on loans, which include financing service fees on loans, are collected from borrowers for loans and related services.

Interest and financing service fees on loans include the amortization of any discount or premium or differences between the initial carrying amount of an interest-bearing asset and its amount at maturity calculated using the effective interest basis.

The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating the interest and financing service fees on loans over the years. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. Interest on the impaired assets is recognized using the rate of interest used to discount future cash flows.

(ii)	Service fees under commercial bank partnership

The Group charges certain percentage of the loan granted under the commercial bank partnership as service fees for its loan introduction service, guarantee service, post-loan service provided to the commercial banks. The loan introduction service fees are recognized at the point of time when the loan agreements between commercial banks and the borrowers are effective, and the post-loan service fees and the guarantee service fees are recognized over the period of the loan terms and guarantee terms, respectively.

(iii)	Interest income charged to sales partners

In the event of a loan defaults and the sales partner chooses to repurchase such loan in installments, the Group charges certain percentage of the loan as the interest income charged to sales partners.

CNFINANCE HOLDINGS LIMITED

Notes to the unaudited condensed consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(iv)	Realized gains/(losses) on sales of investments

Realized gains/(losses) consist of realized gains and losses from the sale of investment securities, presented on a net basis.

(v)	Net gains/(losses) on sales of loans

Net gains/(losses) on sales of loans refer to any gains and losses from the disposal of loans which is accounted for as a sale under ASC 860.

(vi)	Gains on confiscation of credit risk mitigation positions (or “CRMPs”)

Gains on confiscation of credit risk mitigation positions are recognized to the extent confiscated CRMPs exceed previously recognized allowance for loan losses and guarantee asset when sales partners surrender the CRMPs and the obligation of refunding the CRMPs is released.

(f)	Loans

(i)	On-balance sheet loans

Loans are reported at their outstanding principal balances net of any unearned income and unamortized deferred fees and costs. Loan origination fees and certain direct origination costs are generally deferred and recognized as adjustments to income over the lives of the related loans.

The Group facilitates credit to borrowers through structured funds which are considered as consolidated VIEs and the Group evaluated VIEs for consolidation in accordance with ASC 810. Providing credit strengthening arrangement since March 2018 for the loans to customers under the funds is one of the key factors to determine that the Group should consolidate the structured funds as it is the primary beneficiary of the funds. As a result, the loan principal remains on the Group’s unaudited condensed consolidated balance sheets, whilst the funds received from senior tranches holders are recorded as Other Borrowings in the Group’s unaudited condensed consolidated balance sheets as disclosed in Note 7(b).

Non-accrual policies

Loans principal, interest and financing service fee receivables are placed on non-accrual status when payments are 90 days contractually past due. When a loan principal, interest and financing service fee receivable is placed on non-accrual status, interest and financing service fees accrual cease. If the loan is non-accrual, the cost recovery method is used and cash collected is applied to first reduce the carrying value of the loan. Otherwise, interest income may be recognized to the extent cash is received. Loans principal, interest and financing service fee receivables may be returned to accrual status when all of the borrower’s delinquent balances of loans principal, interest and financing service fee have been settled and the borrower continue to perform in accordance with the loan terms for a period of at least six months.

CNFINANCE HOLDINGS LIMITED

Notes to the unaudited condensed consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Charge-off policies

For the year ended December 31, 2019, in order to align the Group’s charge-off policies with ASC 326-20-35-8 (superseded ASC 310-10-35-41), the Group revised its charge-off policies as follows:

Loans principal, interest and financing service fee receivables are charged down to net realizable value (fair value of collaterals, less estimated costs to sell) when the Group has determined the remaining balance is uncollectable after exhausting all collection efforts. In order to comply with ASC 310 and ASC 326, the Group considers loans principal, interest and financing service fee receivables meeting any of the following conditions as uncollectable and charged-off: (i) death of the borrower; (ii) identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments; (iii) sales of loans to third parties; (iv) settlement with the borrower, where the Group releases irrecoverable loans through private negotiations with the borrower where the borrower cannot repay the loan in full through self-funding or voluntary sale of the collateral; (v) disposal through legal proceedings, including but not limited to online arbitrations, judicial auctions and court enforcements; or (vi) loans are 180 days past due unless both well-secured and in the process of collection.

Allowance for credit losses

Allowance for credit losses represents management’s best estimate of probable losses inherent in the portfolio.

Commencing January 1, 2020, CNFinance adopted ASC 326, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, which replaced the incurred loss methodology for determining the provision for credit losses and allowance for credit losses (“ACL”) with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) model. ASC 326 defines the ACL as a valuation account that is deducted from the amortized cost of a financial asset to present the net amount that management expects to collect on the financial asset over its expected life. All financial assets carried at amortized cost are in the scope of ASC 326, while assets measured at fair value are excluded. The allowance for credit losses is adjusted each period for changes in expected lifetime credit losses.

CNFINANCE HOLDINGS LIMITED

Notes to the unaudited condensed consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The allowance for credit losses includes an asset-specific component and a statistically based component. The Group aggregates loans sharing similar risk characteristics into pools for purposes of measuring expected credit losses. Pools are reassessed periodically to confirm that all loans within each pool continue to share similar risk characteristics. Expected credit losses for loans that do not share similar risk characteristics with other financial assets are measured individually.

Estimation of CECLs requires CNFinance to make assumptions regarding the likelihood and severity of credit loss events and their impact on expected cash flows, which drive the probability of default (PD), loss given default (LGD) and exposure at default (EAD) models. In its loss forecasting framework, ECL is determined primarily by utilizing models for the borrowers’ PD, LGD and EAD and the Group incorporates forward-looking information through the use of macroeconomic scenarios applied over the forecasted life of the assets. These macroeconomic scenarios include variables that have historically been key drivers of increases and decreases in credit losses. These variables include, but are not limited to, gross-domestic product rates, interest rates and consumer price indexes.

The ACL for financial assets held at amortized cost is a valuation account that is deducted from, or added to, the amortized cost basis of the financial assets to present the net amount expected to be collected. When credit expectations change, the valuation account is adjusted with changes reported in provision for credit losses. If amounts previously charged off are subsequently expected to be collected, the Group may recognize a negative allowance, which is limited to the amount that was previously charged off.

The asset-specific component is calculated under ASC 310-10-35, on an individual basis for the loans whose payments are contractually past due more than 90 days or which are considered impaired. A financial asset is collateral-dependent when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the sale or operation of the collateral. When a collateral-dependent financial asset is probable of foreclosure, the Group will measure the ACL based on the fair value of the collateral and we will measure the ACL based on the collateral’s net realizable value (fair value of collateral, less estimated costs to sell).

Under the collaboration model, when the Group grants a loan through a trust plan, the loan is with the borrower and guarantee is entered into with a separate counterparty (the sales partner). As such, under the definition of ASC 326-20-20, the guarantee arrangement and lending arrangement would be considered freestanding arrangements. As sale partners will provide guarantee of the entire loan to the Group, collection for loss is probable and estimable when a loss on an insured loan is incurred and recognized. In this case, the Group will recognize guarantee loss recoverable asset in the amount that the Group determines is probable to receive from the guarantor with an offsetting entry to “provision for credit losses” when the Group concludes that the loss recovery is collectible. However, potential recovery that exceeds the recognized loss, if any, (gain contingency) will not be recognized until cash is received. Therefore, the amounts estimated to be recoverable from the proceeds of guarantees will be reported as a separate asset (guarantee asset) in the balance sheet. The increase in guaranteed recoverable assets are included in the income statement as a reduction of the “provision for credit losses”, separate disclosure of the increase in guaranteed recoverable assets will be included in the rollforward of the “allowance for credit losses”. The income statement caption will be modified as “provision for credit losses, net of increase in increase in guaranteed recoverable assets.

CNFINANCE HOLDINGS LIMITED

Notes to the unaudited condensed consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Loans held-for-sale

Loans held-for-sale are measured at the lower of cost or fair value, with valuation changes recorded in noninterest revenue. The valuation is performed on an individual loan basis. Loan origination fees or costs and purchase price discounts or premiums are deferred in a contra loan account until the related loan is sold. The deferred fees or costs and discounts or premiums are adjustments to the basis of the loan and therefore are included in the periodic determination of the lower of cost or fair value adjustments.

The loan is derecognized if the Group does not retain any risk and rewards after transferring the loan. Such transfer would be recorded as sales according to ASC 860-10-40-5. At the time of derecognition, any related loan loss allowance is released. Gains and losses on loans transfer as a sale are recognized in the noninterest income.

(ii)	Off-balance sheet loans

For loans funded by the proceeds from third-party commercial banks, each underlying loan and borrower has to be approved by the third-party commercial banks individually. Once the loan is approved by and originated by the third-party commercial bank, the fund is provided by the third-party commercial bank to the borrower and a lending relationship between the borrower and the third-party commercial bank is established through a loan agreement. Effectively, the Group offers loan facilitation and matching services to the borrowers who have credit needs and the commercial banks who originate loans directly to borrowers referred by the Group. The Group continues to provide post-origination services to the borrowers over the term of the loan agreement. Under this scenario, the Group determines that it is not the legal lender or borrower in the loan origination and repayment process. Accordingly, the Group does not record loans principal, interest and financing service fee receivables arising from these loans nor interest-bearing borrowings to the third-party commercial banks.

(g)	Income tax

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Group recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50 percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group classifies interest and penalties related to the liability for unrecognized tax benefits as income tax expense.

CNFINANCE HOLDINGS LIMITED

Notes to the unaudited condensed consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)	Share-based compensation

The Group measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the cost over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. The Group recognizes compensation cost using a front-loading approach for an award with only service conditions that have a graded vesting schedule over the requisite service period for the entire award, net of estimated forfeitures, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant-date value of such award that is vested at that date. Forfeiture rates are estimated based on historical and future expectations of employee turnover rates.

(p)	Guarantee liabilities

The estimated fair value of the guarantee liabilities at inception of the loans is determined based on a discounted cash flow model, but with reference to estimates of expected loss rates using CECL lifetime methodology. Subsequent to initial recognition, the guarantee liabilities continue to be reduced by recording a credit to net income as the guarantor is released from the guaranteed risk over the terms of the underlying loans, as “other gains, net” in the consolidated statements of comprehensive income.

The expected credit losses of the guarantee are accounted for in addition to and separately from the guarantee liability accounted for under ASC 460. The contingent guarantee liabilities are determined using CECL lifetime methodology and recognized in full amount at loan inceptions. At each reporting date, the Group measures the contingent guarantee liabilities of the underlying loans, on a portfolio basis, and the relevant credit losses of guarantee are recorded as “other gains, net” in the consolidated statements of comprehensive income.

(i)	Fair value measurements

The Group uses valuation approaches that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Group determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels in accordance with ASU 2011-04 (see Note 3 to the unaudited condensed consolidated financial statements):

●	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

●	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

●	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

CNFINANCE HOLDINGS LIMITED

Notes to the unaudited condensed consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

3	Fair value measurements

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety. In situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects management’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by management based on the best information available in the circumstances.

Fair Value Hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, are used to measure fair value.

Assets recorded at fair value on a recurring basis mainly include marketable securities. Additionally, from time to time, the Group records fair value adjustments on a nonrecurring basis. These nonrecurring adjustments typically involve application of LOCOM (the lower of cost or fair value) accounting, write-downs of individual assets or application of the measurement alternative for nonmarketable equity securities.

Fair Value Measurements

A description of the valuation techniques applied to the Group’s major categories of assets and liabilities measured at fair value is as follows.

The Group determines fair value primarily based on pricing sources with reasonable levels of price transparency. Where quoted prices are available in an active market, the Group classifies the assets and liabilities within Level 1 of the valuation hierarchy. If quoted market prices are not available, fair value is primarily determined using pricing models using observable trade data, market data, quoted prices of securities with similar characteristics or discounted cash flows. Such instruments would generally be classified within Level 2 of the valuation hierarchy.

The following table presents the Group’s fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2021 and September 30, 2022.

	September 30, 2022
	Fair value	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB

Wealth management products	584,738,005	302,608,884	282,129,121	-

Total	584,738,005	302,608,884	282,129,121	-

CNFINANCE HOLDINGS LIMITED

Notes to the unaudited condensed consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

3	Fair value measurements (continued)

	December 31, 2021
	Fair value	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB

Wealth management products	847,047,295	729,255,924	117,791,371	-

Total	847,047,295	729,255,924	117,791,371	-

The following table presents the Group’s fair value hierarchy for those assets measured at fair value on a non-recurring basis as of December 31, 2021 and September 30, 2022.

	September 30, 2022
	Fair value	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB

Loans(1)	657,992,453	-	657,992,453	-
Loans held-for-sale(2)	11,694,198	-	11,694,198	-
Equity securities(3)	24,010,000	-	24,010,000	-

Total	693,696,651	-	693,696,651	-

	December 31, 2021
	Fair value	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB

Loans(1)	368,997,898	-	368,997,898	-
Loans held-for-sale(2)	24,696,075	-	24,696,075	-
Equity securities(3)	24,010,000	-	24,010,000	-

Total	417,703,973	-	417,703,973	-

(1)	The Group records nonrecurring fair value adjustments to reflect partial write-downs that are based on the observable market price of the loan or current appraised value of the collateral.

(2)	Loans held for sale are held at LOCOM which may be written down to fair value on a nonrecurring basis.

(3)	Nonmarketable equity securities are accounted for using the measurement alternative and can be subject to nonrecurring fair value adjustments to record impairment.

During the year ended December 31, 2021 and nine months ended September 30, 2022, there were no transfers between instruments in Level 1 and Level 2. The Group does not have level 3 instruments as of December 31, 2021 and September 30, 2022.

CNFINANCE HOLDINGS LIMITED

Notes to the unaudited condensed consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

4	Loans principal, interest and financing service fee receivables

	Note	December 31, 2021	September 30, 2022
		RMB	RMB
Home equity loan:	(i)
Loans principal, interest and financing service fee receivables		9,412,717,366	9,259,642,529

Less: allowance for credit losses	(a)
- Individually assessed		(61,479,897)	(45,635,286)
- Collectively assessed		(914,370,954)	(965,307,764)

Subtotal		(975,850,851)	(1,010,943,050)

Net loans principal, interest and financing service fee receivables of home equity loan		8,436,866,515	8,248,699,479

Corporate loan:	(ii)
Loans principal, interest and financing service fee receivables		-	284,982,538

Less: allowance for credit losses		-	(6,136,295)

Net loans principal, interest and financing service fee receivables of corporate loan		-	278,846,243

Net loans principal, interest and financing service fee receivables		8,436,866,515	8,527,545,722

CNFINANCE HOLDINGS LIMITED

Notes to the unaudited condensed consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

4	Loans principal, interest and financing service fee receivables (continued)

(i)	Home equity loan

(a)	Allowance for credit losses

The table below presents the components of allowances for loans principal, interest and financing service fee receivables by impairment methodology with the recorded investment as of September 30, 2021 and September 30, 2022.

	Nine months ended September 30, 2022
	Allowance for loans which are collectively assessed	Allowance for loans which are individually assessed	Total
	RMB	RMB	RMB

As of January 1	914,370,954	61,479,897	975,850,851
Provision for credit losses	39,674,709	173,064,064	212,738,773
Charge-offs(1)	(193,168,795)	(242,947,778)	(436,116,573)
Increase in guaranteed recoverable assets	204,430,896	25,223,738	229,654,634
Recoveries	-	28,815,365	28,815,365

As of September 30	965,307,764	45,635,286	1,010,943,050

Net loans principal, interest and financing service fee receivables	8,154,672,302	94,027,177	8,248,699,479

Recorded investment	9,119,980,066	139,662,463	9,259,642,529

CNFINANCE HOLDINGS LIMITED

Notes to the unaudited condensed consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

4	Loans principal, interest and financing service fee receivables (continued)

	Nine months ended September 30, 2021
	Allowance for loans which are collectively assessed	Allowance for loans which are individually assessed	Total
	Subtotal	Subtotal	RMB
	RMB	RMB

As of January 1	535,967,177	71,998,321	607,965,498
Provision for credit losses	(116,550,594)	128,060,127	11,509,533
Charge-offs(1)	(1,198,134)	(243,302,896)	(244,501,030)
Increase in guaranteed recoverable assets	81,609,992	155,066,460	236,676,452
Recoveries	-	23,577,905	23,577,905

As of September 30	499,828,441	135,399,917	635,228,358

Net loans principal, interest and financing service fee receivables	9,758,829,979	251,002,604	10,009,832,583

Recorded investment	10,258,658,420	386,402,521	10,645,060,941

(1)	In 2020, the Group revised its charge-off policy so that loans that are 180 days past due are charged down to net realizable value (fair value of collateral, less estimated costs to sell) unless the loans are both well-secured and in the process of collection.

CNFINANCE HOLDINGS LIMITED

Notes to the unaudited condensed consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

4	Loans principal, interest and financing service fee receivables (continued)

The Group charges off loans principal, interest and financing service fee receivables if the remaining balance is considered uncollectable. Recovery of loans principal, interest and financing service fee receivables previously charged off would be recorded when received.

For the description of the Group’s related accounting policies of allowance for credit losses, see Note 2(f) Loans.

The following tables present the aging of allowance for credit losses as of September 30, 2022.

	Total current	1 - 30 days past due	31 - 90 days past due	91 - 180 days past due	Total loans
	RMB	RMB	RMB	RMB	RMB
The collaboration model
First lien	237,910,121	77,116,334	55,178,321	8,899,717	379,104,493
Second lien	413,700,563	101,187,722	79,975,921	36,735,569	631,599,775

Subtotal	651,610,684	178,304,056	135,154,242	45,635,286	1,010,704,268

The traditional facilitation model
First lien	5,703	-	149,955	-	155,658
Second lien	83,124	-	-	-	83,124

Subtotal	88,827	-	149,955	-	238,782

Allowance for credit losses	651,699,511	178,304,056	135,304,197	45,635,286	1,010,943,050

CNFINANCE HOLDINGS LIMITED

Notes to the unaudited condensed consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

4	Loans principal, interest and financing service fee receivables (continued)

The following tables present the aging of allowance for credit losses as of December 31,2021.

	Total current	1 - 30 days past due	31 - 90 days past due	91 - 180 days past due	Total loans
	RMB	RMB	RMB	RMB	RMB
The collaboration model
First lien	189,814,922	86,537,327	66,784,464	31,394,514	374,531,227
Second lien	340,800,002	124,542,266	80,395,050	26,996,820	572,734,138

Subtotal	530,614,924	211,079,593	147,179,514	58,391,334	947,265,365

The traditional facilitation model
First lien	5,618,913	3,503,613	4,980,213	1,574,208	15,676,947
Second lien	5,491,292	2,285,562	3,617,330	1,514,355	12,908,539

Subtotal	11,110,205	5,789,175	8,597,543	3,088,563	28,585,486

Allowance for credit losses	541,725,129	216,868,768	155,777,057	61,479,897	975,850,851

CNFINANCE HOLDINGS LIMITED

Notes to the unaudited condensed consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

4	Loans principal, interest and financing service fee receivables (continued)

(b)	Loan delinquency and non-accrual details

The following tables present the aging of past-due loan principal and financing service fee receivables as of September 30, 2022.

	Total current	1 - 30 days past due	31 - 90 days past due	91 - 180 days past due	181 - 270 days past due	271 - 360 days past due	over 360 days past due	Total loans	Total non-accrual
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
The collaboration model
First lien	3,031,554,612	276,591,737	190,294,075	16,290,631	6,932,328	5,243,293	18,862,267	3,545,768,943	47,328,519
Second lien	4,981,904,634	362,675,696	275,220,859	60,098,879	10,763,925	6,698,897	13,297,348	5,710,660,238	90,859,049

Subtotal	8,013,459,246	639,267,433	465,514,934	76,389,510	17,696,253	11,942,190	32,159,615	9,256,429,181	138,187,568

The traditional facilitation model
First lien	502,127	-	524,474	-	-	209,094	218,082	1,453,777	427,176
Second lien	711,852	-	-	-	-	-	1,047,719	1,759,571	1,047,719

Subtotal	1,213,979	-	524,474	-	-	209,094	1,265,801	3,213,348	1,474,895

Loans principal, interest and financing service fee receivables	8,014,673,225	639,267,433	466,039,408	76,389,510	17,696,253	12,151,284	33,425,416	9,259,642,529	139,662,463

CNFINANCE HOLDINGS LIMITED

Notes to the unaudited condensed consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

4	Loans principal, interest and financing service fee receivables (continued)

The following tables present the aging of past-due loan principal and financing service fee receivables as of December 31, 2021.

	Total current	1 - 30 days past due	31 - 90 days past due	91 - 180 days past due	181 - 270 days past due	271 - 360 days past due	over 360 days past due	Total loans	Total non-accrual
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
The collaboration model
First lien	2,814,226,880	325,090,831	230,622,938	65,080,342	6,979,995	5,972,352	24,768,894	3,472,742,232	102,801,583
Second lien	5,030,913,080	467,836,400	276,784,712	52,043,750	7,455,656	6,468,134	17,308,803	5,858,810,535	83,276,343

Subtotal	7,845,139,960	792,927,231	507,407,650	117,124,092	14,435,651	12,440,486	42,077,697	9,331,552,767	186,077,926

The traditional facilitation model
First lien	20,814,948	6,532,393	8,334,398	4,887,949	285,023	122,845	653,689	41,631,245	5,949,506
Second lien	21,237,555	4,238,098	6,081,004	5,027,879	360,727	673,625	1,914,466	39,533,354	7,976,697

Subtotal	42,052,503	10,770,491	14,415,402	9,915,828	645,750	796,470	2,568,155	81,164,599	13,926,203

Loans principal, interest and financing service fee receivables	7,887,192,463	803,697,722	521,823,052	127,039,920	15,081,401	13,236,956	44,645,852	9,412,717,366	200,004,129

Loans principal, interest and financing service fee receivables are placed on non-accrual status when payments are 90 days contractually past.

Any interest accrued on non-accrual loans is reversed at 90 days and charged against current earnings, and interest is thereafter included in earnings only to the extent actually received in cash. When there is doubt regarding the ultimate collectability of principal, all cash receipts are thereafter applied to reduce the recorded investment in the loan.

CNFINANCE HOLDINGS LIMITED

Notes to the unaudited condensed consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

4	Loans principal, interest and financing service fee receivables (continued)

(c)	Impaired loans

(1)	Impaired loans summary

	Recorded investment
	Unpaid principal balance	Impaired loans	Impaired loans with related allowance for credit losses	Impaired loans without related allowance for credit losses	Related allowance for credit losses
	RMB	RMB	RMB	RMB	RMB

First lien	43,112,851	47,755,694	13,977,803	33,777,892	8,899,717
Second lien	89,049,877	91,906,769	57,305,289	34,601,479	36,735,569

As of September 30, 2022	132,162,728	139,662,463	71,283,092	68,379,371	45,635,286

First lien	102,914,225	108,751,090	64,871,825	43,879,265	32,968,721
Second lien	88,073,367	91,253,039	50,995,087	40,257,952	28,511,176

As of December 31, 2021	190,987,592	200,004,129	115,866,912	84,137,217	61,479,897

Impaired loans are those loans where the Group, based on current information and events, believes it is probable all amounts due according to the contractual terms of the loan will not be collected. All amounts due according to the contractual terms means that both the contractual interest payments and the contractual principal payments of a loan will be collected as scheduled in the loan agreement. Impaired loans without an allowance generally represent loans that the fair value of the underlying collateral meets or exceeds the loan’s amortized cost.

CNFINANCE HOLDINGS LIMITED

Notes to the unaudited condensed consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

4	Loans principal, interest and financing service fee receivables (continued)

(2)	Average recorded investment in impaired loans

	Nine months ended September 30, 2021		Nine months ended September 30, 2022
	Average recorded investment	Interest and fees income recognized	Average recorded investment	Interest and fees income recognized
	RMB	RMB	RMB	RMB

First lien	209,780,721	40,805,772	64,281,802	59,959,073
Second lien	204,379,990	42,672,917	86,125,497	63,190,093

Impaired loans	414,160,711	83,478,689	150,407,299	123,149,166

(i)	Average recorded investment represents ending balance for the last three quarters and does not include the related allowance for credit losses.

(ii)	The interest and fees income recognized are those interest and financing service fees recognized related to impaired loans. All the amounts are recognized on cash basis.

No debt restructuring in which contractual terms of loans are modified, has occurred during the period from January 1 to September 30, 2021 and 2022.

CNFINANCE HOLDINGS LIMITED

Notes to the unaudited condensed consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

4	Loans principal, interest and financing service fee receivables (continued)

The Group transferred loans with carrying amounts of RMB939,112,508 and RMB1,896,205,225 to third party investors, including sales partners, and recorded the transfers as sales for the period from January 1 to September 30, 2021 and 2022, respectively. The Group recognized net gain of RMB17,878,084 and RMB51,040,366 from transfers accounted for as sales of loans for the period from January 1 to September 30, 2021 and 2022, respectively.

The Group carries out pre-approval, review and credit approval of loans by professionals for credit risk arising from micro credit business. During the post-transaction monitoring process, the Group conducts a visit of customers regularly after disbursement of loans, and conducts on-site inspection when the Group considers it is necessary. The review focuses on the status of the collateral. The Group delegates sales partners to assist in the aforementioned credit risk assessment activities.

The Group adopts a loan risk classification approach to manage the loan portfolio risk. Loans are classified as non-impaired and impaired based on the different risk level. When one or more event demonstrates there is objective evidence of impairment and causes losses, corresponding loans are considered to be classified as impaired. The allowance for credit losses on impaired loans are determined with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) model.

The Group applies a series of criteria in determining the classification of loans. The loan classification criteria focus on a number of factors, including (i) the borrower’s ability to repay the loan; (ii) the borrower’s repayment history; (iii) the borrower’s willingness to repay; (iv) the net realizable value of any collateral; and (v) the prospect for the support from any financially responsible guarantor. The Group also takes into account the length of time for which payments of principal and interest on a loan are overdue.

(d)	Loans held-for-sale

Loans held-for-sale are measured at the lower of cost or fair value, with valuation changes recorded in noninterest revenue. The valuation is performed on an individual loan basis. Loans transferred to held-for-sale category were RMB733,975,352 (including RMB24,696,075 measured at fair value) and RMB1,016,173,196 (including RMB11,694,198 measured at fair value) as of December 31, 2021 and September 30, 2022, respectively.

(ii)	Corporate loan

Corporate loan represents loans granted to businesses to assist its funding of operating costs and capital expenditures, which are not collateralized. Net loans principal, interest and financing service fee receivables of corporate loan were nil and RMB278,846,243 as of December 31, 2021 and September 30, 2022.

CNFINANCE HOLDINGS LIMITED

Notes to the unaudited condensed consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

5	Investment securities

Investment securities consist of equity securities and debt securities.

(a)	Equity securities

The carrying amount and fair value of the equity securities by major security type and class of security as of December 31, 2021 and September 30, 2022 was as follows:

	Aggregate cost basis	Profits and losses from fair value changes	Aggregate fair value
	RMB	RMB	RMB
As of September 30, 2022:
Wealth management products	584,077,496	660,509	584,738,005

Total	584,077,496	660,509	584,738,005

	Aggregate cost basis	Profits and losses from fair value changes	Aggregate fair value
	RMB	RMB	RMB
As of December 31, 2021:
Wealth management products	845,888,854	1,158,441	847,047,295

Total	845,888,854	1,158,441	847,047,295

The investments in asset management products principally invests in bonds listed and traded between banks and exchanges, monetary market instruments, treasury bonds, convertible or exchangeable bonds and other fixed income financial instruments.

Wealth management products are investment products issued by commercial banks and other financial institutions in China. The wealth management products invest in a pool of liquid financial assets in the interbank market or exchange, including debt securities, asset backed securities, interbank lending, reverse repurchase agreements and bank deposits. The products can be redeemed on weekdays on demand.

CNFINANCE HOLDINGS LIMITED

Notes to the unaudited condensed consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

5	Investment securities (continued)

(b)	Debt securities

	Amortized cost	Impairment	Net amortized cost
	RMB	RMB	RMB
As of September 30, 2022:
Investment in partnership	383,003,311	(7,845,764)	375,157,547
Corporate bond	4,518,925	(1,999,425)	2,519,500

Total	387,522,236	(9,845,189)	377,677,047

	Amortized cost	Impairment	Net amortized cost
	RMB	RMB	RMB
As of December 31, 2021:
Investment in partnership	246,400,000	(5,403,084)	240,996,916

Total	246,400,000	(5,403,084)	240,996,916

The debt securities are in the form of investments in partnership and corporate bond. The partnerships guarantee investment principle and a fixed interest income to the Group. The Group has the intent and ability to hold the debt securities to maturity or payoff.

CNFINANCE HOLDINGS LIMITED

Notes to the unaudited condensed consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

6	Intangible assets and goodwill

(a)	Intangible assets

	December 31, 2021			September 30, 2022
	Gross carrying value	Accumulated amortisation	Net carrying value	Gross carrying value	Accumulated amortisation	Net carrying Value
	RMB	RMB	RMB	RMB	RMB	RMB
Amortized intangible assets:
Software	10,793,974	(9,754,602)	1,039,372	10,793,974	(10,148,968)	645,006
Cooperation agreement	5,030,000	(5,030,000)	-	5,030,000	(5,030,000)	-

Total amortized intangible assets	15,823,974	(14,784,602)	1,039,372	15,823,974	(15,178,968)	645,006

Unamortized intangible assets:
Trademarks	2,970,000			2,970,000

As of December 31, 2021 and September 30, 2022, accumulated amortization was RMB14,784,602 and RMB15,178,968, respectively. Below table provides the current year and estimated future amortization expense for amortized intangible assets. The Group based its projections of amortization expense shown below on existing asset balances as of September 30, 2022. Future amortization expense may vary from these projections.

Software
RMB

Nine months ended September 30, 2022 (actual)	394,366
Remainder of 2022	136,023
Estimate for year ended December 31, 2023	508,393
2024	590
2025	-
2026	-
2027	-

7	Interest-bearing borrowings

(a)	Borrowings under agreements to repurchase

Financial assets sold under agreements to repurchase are effectively short-term collateralized borrowings. In these transactions, the Group receives cash in exchange for transferring financial assets as collateral and recognizes an obligation to reacquire the financial assets for cash at the transaction’s maturity. These types of transactions create risks, including (1) fair value of the financial assets transferred may decline below the amount of obligation to reacquire the financial assets, and therefore create an obligation to pledge additional amounts, or to replace collaterals pledged, and (2) the Group does not have sufficient liquidity to repurchase the financial assets at the transaction’s maturity.

CNFINANCE HOLDINGS LIMITED

Notes to the unaudited condensed consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

7	Interest-bearing borrowings (continued)

	Note	Fixed interest rate per annum	Term	December 31, 2021	September 30, 2022
				RMB	RMB
Repurchase agreements

Financial institution	(i)	13.8%	Within 1 year	45,250,000	5,965,976

Interest payable
Financial institution	(i)			-	-

Total repurchase agreements				45,250,000	5,965,976

(i)	Funds obtained from financial institutions

On July 27, 2021, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB64,640,192 to a third-party transferee, Guangdong Yuehai Asset Management Co., Ltd. (“Yuehai Asset”), an unrelated third party. However, in accordance with ASC 860, Transfers and Servicing, the right to earnings is not derecognized upon transfer as the Group is required to repurchase the right to earnings one year after the date of transfer. As of December 31, 2021, the amount of funds obtained from Yuehai Asset and the interest payable are 45,250,000 and nil. As of September 30, 2022, the amount of funds obtained from Yuehai Asset and the interest payable are nil.

On August 29, 2022, the Group transferred loan principals, interests and financing service fee receivables with carrying amount of RMB5,965,976 to a third-party transferee, Pingan Puhui Lixin Asset Management Co., Ltd (“Pingan Puhui”), an unrelated third party. However, in accordance with ASC 860, Transfers and Servicing, the right to earnings is not derecognized upon transfer as the Group is required to repurchase the right to earnings one year after the date of transfer. As of September 30, 2022, the amount of funds obtained from Pingan Puhui and the interest payable are 5,965,976 and nil.

The below table provides the underlying collateral types of the gross obligations under repurchase agreements. For more information about pledged assets, refer to the Note 7(c).

	December 31, 2021	September 30, 2022
	RMB	RMB
Underlying collateral types of gross obligations

Repurchase agreements:

Loans principal, interest and financing service fee receivables	45,250,000	5,965,976

Total repurchase agreements	45,250,000	5,965,976

CNFINANCE HOLDINGS LIMITED

Notes to the unaudited condensed consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

7	Interest-bearing borrowings (continued)

The below table provides the contractual maturities of the gross obligations under repurchase agreements.

	Overnight	Up to 30 days	30 to 90 days	Greater than 90 days	Total gross obligations
	RMB	RMB	RMB	RMB	RMB

Repurchase agreements
As of September 30,2022	-	-	-	5,965,976	5,965,976
As of December 31,2021	-	-	-	45,250,000	45,250,000

(b)	Other borrowings

	Note	Fixed interest rate per annum	Term	December 31 2021	September 30 2022
				RMB	RMB
Short-term:

Investors of consolidated VIEs	(i)	6.3% - 10.5%	Less than 1 year	4,654,388,213	5,328,338,540

Long-term:
Investors of consolidated VIEs	(i)	7.0% - 11.5%	Within 5 years	3,330,334,482	2,210,471,212

Interest payable to
Investors of consolidated VIEs	(i)			57,169,385	55,515,337

Total				8,041,892,080	7,594,325,089

(i)	The financial liabilities arising from the VIEs with underlying investments in loans to customers are classified as payable in these unaudited condensed consolidated financial statements. It is because the Group has an obligation to pay senior tranches holders upon maturity dates based on the related terms of those consolidated structured funds. As of September 30, 2022, the borrowings from VIEs have principal RMB7,594,325,089, bearing interests from 6.3% to 11.5% per year.

Aggregate annual maturities of long-term borrowing obligations (based on final maturity dates) are as follows:

	September 30, 2022
	2023	2024	2025	2026	2027	Thereafter	Total
	RMB	RMB	RMB	RMB	RMB		RMB

Investors of consolidated VIEs	1,048,206,017	479,441,307	25,823,888	-	-	657,000,000	2,210,471,212

CNFINANCE HOLDINGS LIMITED

Notes to the unaudited condensed consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

7	Interest-bearing borrowings (continued)

(c)	Pledged assets

The Group pledges certain assets to secure borrowings under agreements to repurchase and other borrowings. The table provides the total carrying amounts of pledged assets by asset types.

	December 31, 2021	September 30, 2022
	RMB	RMB

Loans principal, interest and financing service fee receivables	64,640,192	5,965,976

Total	64,640,192	5,965,976

Amounts presented above include carrying value of RMB64,640,192 and RMB5,965,976 in collateral for repurchase agreements as of December 31, 2021 and September 30, 2022, respectively.

8	Credit risk mitigation position

	December 31, 2021	September 30, 2022
	RMB	RMB

Balance at the beginning of the year/period	1,209,729,138	1,348,449,426
Increase during the year/period	1,203,458,816	774,322,489
Decrease during the year/period	(1,052,004,847)	(713,207,923)
Confiscation during the year/period	(12,733,681)	(47,592,378)

Balance at the end of the year/period	1,348,449,426	1,361,971,614

Under the collaboration model, the Group collaborates with sales partners who are dedicated to introduce the Group’s loan services to prospective borrowers. The sales partners need to place security deposits ranging from 10%-25% of the loans issued to the borrowers introduced by them (such contribution, the “credit risk mitigation position”) to the Group. The credit risk mitigation position will be transferred into an account designated by the Group and is fully refundable upon repayment of the loan the credit risk mitigation position is associated with.

CNFINANCE HOLDINGS LIMITED

Notes to the unaudited condensed consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

9	Accumulated other comprehensive losses

	Balance as of January 1, 2021	Other comprehensive loss, net	Balance as of September 30, 2021
	RMB	RMB	RMB

Foreign currency translation adjustment (RMB)	(18,456,546)	(1,618,941)	(20,075,487)

	Balance as of January 1, 2022	Other comprehensive loss, net	Balance as of September 30, 2022
	RMB	RMB	RMB

Foreign currency translation adjustment (RMB)	(25,393,515)	18,747,601	(6,645,914)

The amounts reclassified out of accumulated other comprehensive income represent realized gains on the investment securities upon their sales, which were then recorded in “realized gains/(losses) on sales of investments, net ” in the unaudited condensed consolidated statements of comprehensive income.

10	Interest and financing service fees on loans

Interest and financing service fees on loans, which include financing service fees on loans, are recognized in the unaudited condensed consolidated statements of comprehensive income using the effective interest method. Interest income on loans which is recognized with contractual interest rate were RMB1,319,660,155 and RMB1,178,852,531 for the period from January 1 to September 30, 2021 and 2022, respectively. Financing service fees on loans, are deferred and amortized over the contractual life of the related loans utilizing the effective interest method. Financing service fee on loans were RMB5,996,859 and RMB1,254,135 for the period from January 1 to September 30, 2021 and 2022, respectively.

CNFINANCE HOLDINGS LIMITED

Notes to the unaudited condensed consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

10	Interest and financing service fees on loans (continued)

Interest and fees income and costs from traditional facilitation model and new collaboration model for the period from January 1, 2022 to September 30, 2022 are listed as below:

	Nine months ended September 30, 2022
	Traditional facilitation model	Collaboration Model	Total
	RMB	RMB	RMB

Interest and financing service fees on loans	24,901,747	1,155,204,919	1,180,106,666
Interests on deposits with banks	530,044	8,225,880	8,755,924
Interest expense on interest-bearing borrowings	(7,859,919)	(575,730,015)	(583,589,934)

Net interest and fees income	17,571,872	587,700,784	605,272,656

Interest income charged to sales partners	-	89,501,328	89,501,328
Collaboration cost for sales partners	-	(241,162,974)	(241,162,974)

Net interest and fees income after collaboration cost	17,571,872	436,039,138	453,611,010

Provision for credit losses	82,716,654	(236,957,351)	(154,240,697)

Net interest and fees income after collaboration cost and provision for credit losses	100,288,526	199,081,787	299,370,313

11	Interest income charged to sales partners

In the event of a loan defaults and the sales partner chooses to repurchase such loan in installments, the Group charges certain percentage of the loan as the interest income charged to sales partners.

12	Collaboration cost for sales partners

The Group started to develop a new collaboration model in December 2018. Under such model, the Group collaborates with sales partners who are dedicated to introduce CNFinance Holdings Limited and its loan services to prospective borrowers. The unique feature of this collaboration model is that the sales partners will be required to deposit an amount equal to 10% - 25% of the loans issued to the borrowers introduced by them. In return, the Group will pay collaboration cost as sales incentives to the sales partners.

13	Net gains on sales of loans

As mentioned in Note 4, the Group transferred the delinquent loans to third parties. Net gains on sale of loans which summarizes the received from sales of loans are net gains of RMB17,878,084 and RMB51,040,366 for the period from January 1 to September 30, 2021 and 2022, respectively.

CNFINANCE HOLDINGS LIMITED

Notes to the unaudited condensed consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

14	Other expenses

	Nine months ended September 30,
	2021	2022
	RMB	RMB
Advertising and promotion expenses	22,645,530	29,003,981
Litigation and Attorney fees	14,292,490	12,776,243
Consulting fees	7,082,325	7,953,685
Entertainment and travelling expenses	7,136,849	6,837,373
Office and commute expenses	6,767,838	5,531,007
Directors and officers liability insurance	2,664,241	2,382,305
Depreciation and amortization	3,095,009	1,800,560
Communication expenses	3,249,141	1,721,714
Research and development expenses	1,233,165	415,703
Others	6,417,874	4,606,659

Total	74,584,462	73,029,230

15	Income tax expense

The reconciliation of the PRC statutory income tax rate of 25% to the effective income tax rate is as follows:

	Nine months ended September 30,
	2021	2022
	RMB	RMB

PRC statutory income tax rate	25.00%	25.00%
(Decrease)/increase in effective income tax rate resulting from:

Effect of tax-free income	(7.34)%	(0.18)%
Effect of non-deductible share option expense	1.64%	0.76%
Effect of zero tax rate in foreign countries	0.19%	0.27%
Effect of differential tax rates for non-PRC entities	(0.14)%	(0.53)%
Effect of non-deductible expenses	0.28%	0.34%
Changes in valuation allowance	0.66%	(0.61)%
Others	0.36%	(0.25)%

Effective income tax rate	20.65%	24.80%

The Group’s only major jurisdiction is China where tax returns generally remain open and subject to examination by tax authorities for tax years 1999 onwards.

The Group did not have any significant unrecognized tax benefits, and no interest and penalty expenses were recorded in the nine months ended September 30, 2021 and September 30, 2022.

CNFINANCE HOLDINGS LIMITED

Notes to the unaudited condensed consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

16	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the nine months ended September 30, 2021 and 2022, for which the basic weighted average number of common shares are based on the 1,371,643,240 common shares issued by the Company, as if those shares were issued as of the earliest date presented.

	Nine months ended September 30,
	2021	2022
	RMB	RMB

Net income	169,855,888	107,214,293
Basic weighted average number of common shares outstanding	1,371,643,240	1,371,643,240
Effect of dilutive share options	137,172,125	132,236,758
Dilutive weighted average number of ordinary shares	1,508,815,365	1,503,879,998
Basic earnings per share	0.12	0.08
Diluted earnings per share	0.11	0.07

During the nine months ended September 30, 2021 and 2022, the Group issued 187,933,730 and nil ordinary shares to its share depositary bank, respectively. No consideration was received by the Group for the issuance. As of September 30, 2022, no share out of the total ordinary shares was used to settle share-based compensation. The 187,933,720 ordinary shares are legally issued and not outstanding, and have been excluded from the computation of earnings per share.

17	Share-based compensation expenses

(a)	Description of share-based compensation arrangements

On January 3, 2017, the Group adopted a new share incentive plan, or the 2017 Share Incentive Plan. Options to purchase 187,933,730 ordinary shares pursuant to the 2017 Share Incentive Plan were issued to certain management and employees. Accordingly, 60%, 20% and 20% of the award options shall vest on December 31, each of the years 2017 to 2019, respectively. Unless terminated earlier, the 2017 Share Incentive Plan will terminate automatically in 2022.

On August 27, 2018, 2018 Share Incentive Plan (the “2018 Option”) for granting shares award of CNFinance Holdings Limited to certain management members and employees of the Group was issued to concurrently replace the 2017 Share Incentive Plan which granted Sincere Fame’s share. Except for the above mentioned change of grantor, all terms of the 2017 Share Incentive Plan and the 2018 Share Incentive Plan were the same. No change in the fair value, vesting conditions or the classification of the 2017 Share Incentive Plan and the 2018 Share Incentive Plan. In connection with the 2018 Option, 187,933,730 ordinary shares were issued to JPMorgan Chase Bank N.A. (the “Depositary”) as a reserve pool for future issuances upon the exercise of share options granted under the 2018 Option to the Group’s management members and employees. All shareholder rights of these 187,933,730 ordinary shares including but not limited to voting rights and dividend rights are unconditionally waived until the corresponding shares are exercised.

On December 31, 2019, the Group granted options to certain management and employees to purchase 119,674,780 ordinary shares pursuant to the 2018 Share Incentive Plan (the “2019 Option”). Accordingly, 50%, 30% and 20% of the award options shall vest on December 31, each of the years 2020 to 2022, respectively, with expiration dates on December 31, each of the years 2025 to 2027.

CNFINANCE HOLDINGS LIMITED

Notes to the unaudited condensed consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

17	Share-based compensation expenses (continued)

Share-based payment transactions with employees, such as share options are measured based on the grant date fair value of the equity instrument. The Group recognizes the compensation costs net of estimated forfeitures over the applicable vesting period. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expenses to be recognized in future periods. There were no market conditions associated with the share option grants.

(b)	Fair value of share options and assumptions

The fair value of options granted to employees is determined based on a number of factors including valuations. In determining the fair value of equity instruments, the Group referred to valuation reports prepared by an independent third-party appraisal firm, based on data the Group provided. The valuation reports provided the Group with guidelines in determining the fair value of the equity instruments, but the Group is ultimately responsible for the determination of all amounts related to share-based compensation recorded in the financial statements.

Excluding the options containing service vesting conditions, the Group calculated the estimated fair value of the options on the respective grant dates using a binomial option pricing model with assistance from independent valuation firms, with the following assumptions:

	Share awards granted on January 3, 2017 (2018 Option)	Share awards granted on December 31, 2019 (2019 Option)

Expected volatility	40%	41.52%
Expected dividends	-	-
Risk-free interest rate	3.10%	3.12%
Expected term (in years)	5	5
Expected life (in years)	6	8

The contractual life of the share option is used as an input into the binomial option pricing model. Exercise multiple and post-vesting forfeit are incorporated into the model as well.

2018 Option

When the options of the 2018 Option were issued, the Group’s shares had not been publicly traded and its shares were rarely traded privately. Therefore, the expected volatility is estimated based on the historical volatility of comparable entities with publicly traded shares for the period before the date of grant with length commensurate to contractual life of the options. Since the contractual life of the options is 6 years, the risk-free rate for the expected term of the options is determined based on the yield to maturity of China 6-year government bond at the date of grant.

2019 Option

When the options of the 2019 Option were issued, the Group’s shares were already publicly traded. Since the shares have only been publicly traded for just over a year, the expected volatility is estimated based on the historical volatility of comparable entities with publicly traded shares for the period before the date of grant with length commensurate to contractual life of the options. The contractual life of the options is 6 years, 7 years and 8 years, respectively. Therefore, the risk-free rate for the expected term of the options is determined based on the yield to maturity of China 5-year, 7-year and 10-year government bond, using interpolation method, at the date of grant.

CNFINANCE HOLDINGS LIMITED

Notes to the unaudited condensed consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

17	Share-based compensation expenses (continued)

The Group has not declared or paid any cash dividends on its capital stock and does not anticipate any dividend payments on its ordinary shares in the foreseeable future.

If any of the assumptions used in the binomial option pricing model changes significantly, share-based compensation expenses for future awards may differ materially compared with the awards granted previously.

A summary of share option activity under the 2018 Option is as follows:

	Number of shares	Weighted average exercise price	Weighted average grant date fair value
		RMB	RMB
Balance, December 31, 2016	-	-	-
Granted	187,933,730	-	1.27
Exercised	-	-	-
Surrendered	-	-	-

Balance, December 31, 2017	187,933,730	-	1.27
Exercisable, December 31, 2017	112,760,238	-	1.27
Expected to vest, December 31, 2017	75,173,492	-	1.27

Balance, December 31, 2017	187,933,730	-	1.27
Granted	-	-	-
Exercised	-	-	-
Surrendered	-	-	-

Balance, December 31, 2018	187,933,730	-	1.27
Exercisable, December 31, 2018	150,346,984	-	1.27
Expected to vest, December 31, 2018	37,586,746	-	1.27

Balance, December 31, 2018	187,933,730	-	1.27
Granted	-	-	-
Exercised	-	-	-
Surrendered	-	-	-

Balance, December 31, 2019	187,933,730	-	1.27
Exercisable, December 31, 2019	187,933,730	-	1.27
Expected to vest, December 31, 2019	-	-	-

CNFINANCE HOLDINGS LIMITED

Notes to the unaudited condensed consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

17	Share-based compensation expenses (continued)

A summary of share option activity under the 2019 Option is as follows:

	Number of shares	Weighted average exercise price	Weighted average grant date fair value
		RMB	RMB
Balance, December 31, 2018	-	-	-
Granted	119,674,780	-	0.72
Exercised	-	-	-
Surrendered	-	-	-

Balance, December 31, 2019	119,674,780	-	0.72
Exercisable, December 31, 2019	-	-	-
Expected to vest, December 31, 2019	119,674,780	-	0.72

Balance, December 31, 2019	119,674,780	-	0.72
Granted	-	-	-
Exercised	-	-	-
Surrendered	-	-	-

Balance, December 31, 2020	119,674,780	-	0.72
Exercisable, December 31, 2020	59,837,390	-	0.72
Expected to vest, December 31, 2020	59,837,390	-	0.72

Balance, December 31, 2020	119,674,780	-	0.72
Granted	-	-	-
Exercised	-	-	-
Surrendered	-	-	-

Balance, December 31, 2021	119,674,780	-	0.72
Exercisable, December 31, 2021	95,739,824	-	0.72
Expected to vest, December 31, 2021	23,934,956	-	0.72

Balance, December 31, 2021	119,674,780	-	0.72
Granted	-	-	-
Exercised	-	-	-
Surrendered	-	-	-

Balance, September 30, 2022	119,674,780	-	0.72
Exercisable, September 30, 2022	95,739,824	-	0.72
Expected to vest, September 30, 2022	23,934,956	-	0.72

CNFINANCE HOLDINGS LIMITED

Notes to the unaudited condensed consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

17	Share-based compensation expenses (continued)

The following table sets forth the fair value of options and ordinary shares estimated at the dates of option grants indicated below with the assistance from an independent valuation firm.

Date of options grant	Options granted	Exercise price	Fair value of option	Fair value of ordinary shares

January 3, 2017	75,173,492	RMB0.50	RMB1.26	RMB1.72
January 3, 2017	112,760,238	RMB0.50	RMB1.27	RMB1.72
December 31, 2019	83,772,346	RMB1.00	RMB0.71	RMB1.40
December 31, 2019	35,902,434	RMB1.00	RMB0.75	RMB1.40

For the option granted on January 3, 2017, the Group recognized compensation expenses of RMB39,715,168 and RMB15,886,067 in year 2018 and 2019, respectively. There was no income tax benefit recognized associated with the share-based compensation expenses. As of December 31, 2019, the expenses in relation to the 2018 Option have been fully recognized.

For the 2019 Option, the Group recognized compensation expenses of RMB62,073,367, RMB18,766,367 and 5,774,267 in year 2020, 2021 and 2022. There was no income tax benefit recognized associated with the share-based compensation expenses. As of September 30,2022, there is total unrecognized compensation cost of RMB1,443,567.

18	Material related party transactions

The Group did not have any related party transactions in the nine months ended September 30, 2021 and September 30, 2022.

19	Operating leases

The Group leases multiple office spaces which are contracted under various non-cancelable operating leases, most of which provide extension or early termination options and are generally expired in 1 to 4 years. The Group does not enter into any finance leases or leases where the Group is a lessor. Moreover, the existing operating lease agreements do not contain any residual value guarantees or material restrictive covenants.

Management determines if an arrangement is a lease at inception and record the leases in the financial statements upon lease commencement, which is the date when the underlying office space is made available for use by the lessor. The incremental borrowing rates determined for computing the lease liabilities are based on the People’s Bank of China (PBOC) Benchmark Rates for terms of loans ranging from zero (exclusive) to 5 years and above.

CNFINANCE HOLDINGS LIMITED

Notes to the unaudited condensed consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

19	Operating leases (continued)

The following tables present the operating lease cost and other supplemental information:

	Nine months ended September 30,
	2021	2022
	RMB	RMB

Operating lease cost (1)	11,537,679	10,764,863

(1)	Amounts include short-term leases that are immaterial.

	December 31, 2021	September 30, 2022
	RMB	RMB

Weighted-average remaining lease term	1 Year	1.15 Years

Weighted-average discount rate	4.73%	4.73%

Cash paid for amounts included in the measurement of lease liabilities under operating cash flows	15,478,630	10,804,573

ROU assets obtained in exchange for new operating lease liabilities	16,196,806	15,545,649

The following represents the Group’s future undiscounted cash flows for each of the next five years and thereafter and reconciliation to the lease liabilities (excluding short-term operating leases) as of September 30, 2022:

RMB
Remainder of 2022	3,775,068
Year ended December 31,
2023	9,693,979
2024	1,435,437
2025	246,756
2026	132,792
2027	-
Thereafter	-

Total future operating lease payments	15,284,032

Less: imputed interest	(453,578)

Total present value of operating lease liabilities	14,830,454

CNFINANCE HOLDINGS LIMITED

Notes to the unaudited condensed consolidated financial statements

(Expressed in Renminbi unless otherwise stated)

20	Commitments and contingencies

The Group has not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, the Group has not entered into any derivative contracts that are indexed to the Group’s shares and classified as shareholders’ equity, or that are not reflected in the Group’s unaudited condensed consolidated financial statements. Furthermore, the Group does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, the Group does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to the Group or engages in leasing, hedging or product development services with the Group.

21	Subsequent events

The Group has considered subsequent events through December 2, 2022, which was the date of these unaudited condensed consolidated financial statements were issued, and has determined none of these events were required to be recognized or disclosed in the unaudited condensed consolidated financial statements and related notes.